December 23, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Attn:    Anuja A. Majmudar

Re:	Contango Oil & Gas Company
Registration Statement on Form S-3
Filed December 18, 2020
File No. 333-251499

Dear Ms. Majmudar:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-251499) of Contango Oil & Gas Company so that it may become effective at 4:00 p.m., Eastern Time, on December 29, 2020, or as soon as possible thereafter.

Please do not hesitate to contact me at 918-748-3358 with any questions regarding this matter.

Sincerely, CONTANGO OIL & GAS COMPANY

/s/ Charles L. McLawhorn, III
Charles L. McLawhorn, III
Senior Vice President, General Counsel & Corporate Secretary